# APPENDIX B:
# HISTORICAL FINANCIAL STATEMENTS

**BREAK ROCK BREWING LLC**
**Balance Sheet - unaudited**
**For the period ended December 31, 2018**

|  | **31-Dec-18** |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ 22,000.00 |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | - |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | 22,000.00 |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| Computer Equipment | - |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Trademarks | - |
| Patents | - |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | **$ 22,000.00** |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| Sales Tax Payable | - |
| Payroll Liabilities | - |
| Other Liabilities | - |
| Current Portion of Long-Term Debt | - |
| **Total Current Liabilities** | - |
| | |
| **Long-Term Liabilities:** | |
| Notes Payable | - |
| Mortgage Payable | - |
| Less: Current portion of Long-term debt | - |
| **Total Long-Term Liabilities** | - |
| | |
| **EQUITY** | |
| Capital Stock/Partner's Equity | 22,000.00 |
| Opening Retained Earnings | - |
| Dividends Paid/Owner's Draw | - |
| Net Income (Loss) | - |
| **Total Equity** | 22,000.00 |
| | |
| **TOTAL LIABILITIES & EQUITY** | **$ 22,000.00** |

# BREAK ROCK BREWING LLC
## Income Statement - unaudited
## For the period ended December 31, 2018

|  | 10/27/2018 to 12/31/2018 |
|---|---:|
| **REVENUES** | |
| Sales | $ - |
| Other Revenue | - |
| **TOTAL REVENUES** | **-** |
| | |
| **COST OF GOODS SOLD** | |
| Cost of Sales | - |
| Supplies | - |
| Other Direct Costs | - |
| **TOTAL COST OF GOODS SOLD** | **-** |
| | |
| **GROSS PROFIT (LOSS)** | **-** |
| | |
| **OPERATING EXPENSES** | |
| Advertising and Promotion | - |
| Bank Service Charges | - |
| Business Licenses and Permits | - |
| Computer and Internet | - |
| Depreciation | - |
| Dues and Subscriptions | - |
| Insurance | - |
| Meals and Entertainment | - |
| Miscellaneous Expense | - |
| Office Supplies | - |
| Payroll Processing | - |
| Professional Services - Legal, Accounting | - |
| Occupancy | - |
| Rental Payments | - |
| Salaries | - |
| Payroll Taxes and Benefits | - |
| Travel | - |
| Utilities | - |
| Website Development | - |
| **TOTAL OPERATING EXPENSES** | **-** |
| | |
| **OPERATING PROFIT (LOSS)** | **-** |
| | |
| **INTEREST (INCOME), EXPENSE & TAXES** | |
| Interest (Income) | - |
| Interest Expense | - |
| Income Tax Expense | - |
| **TOTAL INTEREST (INCOME), EXPENSE & TAXES** | **-** |
| | |
| **NET INCOME (LOSS)** | **$ -** |

# BREAK ROCK BREWING LLC
## Statement of Cash Flow - unaudited
## For the period ended December 31, 2018

| | 10/27/2018 to 12/31/2018 |
|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | |
| Net Income | - |
| Adjustments to Reconcile Net Income | |
| to Net Cash Flows From Operating Activities: | |
| Depreciation | - |
| Decrease (Increase) in Operating Assets: | |
| Trade Accounts Receivable | - |
| Inventory | - |
| Prepaid Income Taxes | - |
| Increase (Decrease) in Operating Liabilities: | |
| Accounts Payable | - |
| Credit Cards Payable | - |
| Total Adjustments | - |
| **Net Cash Flows From Operating Activities** | - |
| | |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | |
| Purchase of Property and Equipment | - |
| **Net Cash Flows From Investing Activities** | - |
| | |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | |
| Repayment of Debt | - |
| Member's Equity (Withdrawals) | 22,000 |
| **Net Cash Flows From Financing Activities** | 22,000 |
| | |
| **NET INCREASE (DECREASE) IN CASH** | 22,000 |
| | |
| **CASH - BEGINNING** | - |
| | |
| **CASH - ENDING** | 22,000 |

# BREAK ROCK BREWING LLC
## Statement of Changes in Members Equity- unaudited
## For the period ended December 31, 2018

|  | 10/27/2018 to 12/31/2018 |
|---|---|
| **MEMBER'S EQUITY - BEGINNING** | - |
| Issuance of LLC Interests | 22,000.00 |
| Net Income | - |
| **MEMBER'S EQUITY - ENDING** | 22,000.00 |

DocuSign Envelope ID: 864633BE-790F-4FAA-88C1-D4AA609ACC9D

I, James Southwood, certify that:

(1) The financial statements of Break Rock Brewing LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Break Rock Brewing LLC have not been included in this Form as Break Rock Brewing LLC was formed on October 27, 2018 and has not filed a tax return to date.

Signature: DocuSigned by: James Southwood 0694B06769A444A...

Name: James Southwood
Title: Founder